Exhibit 4.3

EUPRAXIA PHARMACEUTICALS INC.

AMENDED AND RESTATED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the year ended December 31, 2022

AMENDED AND RESTATED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

This amended and restated management’s discussion and analysis (“MD&A”) amends and restates the management’s discussion and analysis prepared as of November 14, 2023 and should be read in conjunction with the amended and restated audited consolidated financial statements of Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) as at and for the year ended December 31, 2022 and the related notes thereto and in conjunction with the amended and restated audited consolidated financial statements of the Company for the year ended December 31, 2021 which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. In this MD&A, unless the context requires otherwise, references to “we” or “our” are references to Eupraxia. Additional information relating to the Company is available in our annual information form (“AIF”), filed on SEDAR+ on March 23, 2023.

In conjunction with the reaudit of the consolidated financial statements by our new auditor, KPMG LLP, the Company has amended and restated its audited consolidated financial statements for the years ended December 31, 2022 and December 31, 2021. A summary of the related adjustments from this reaudit has been outlined in Note 2. The majority of the adjustments relate to the accounting treatment of select financial instruments (notably convertible debt instruments and warrant valuations) and their classification as liabilities versus shareholders equity. The amended and restated consolidated financial statements for the year ended December 31, 2022 should be considered to replace the audited consolidated financial statements previously filed on March 23, 2023. Only information directly relating to these misstatements have been updated in this MD&A.

All regulatory filings to-date and communication from the Company have been made referencing EP-104IAR. In the interest of greater clarity for investors, the Company will use EP-104IAR when referring to the product candidate that is intended for intra-articular (“IA”) injections for indications such as osteoarthritis (“OA”), EP-104GI when referring to the product candidate that is intended for submucosal injections in the GI tract for indications such as eosinophilic esophagitis (“EoE”), and simply refer to the product candidate as EP-104 in conjunction topics that are related to both EP-104IAR and EP-104GI.

Forward-Looking Statements

Certain statements and information in this MD&A contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “may,” “might,” “will,” “likely,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

●	the Company’s business strategies and objectives, including current and future plans, expectations and intentions;
●	the Company’s ability to obtain sufficient funding for our operations, including funding for research, development and commercial activities;
●	the Company’s projected operating expenses and capital expenditures;
●	the Company’s ability to achieve profitability;
●	projected revenues, future trends, opportunities and growth in the Company’s industry and the drug development markets;

●	the Company’s ability to maintain and enhance its competitive advantages and technological advantages;
●	the entry into commercial partnerships and commercialization of our technology;
●	the Company’s ability to enter into definitive agreements with its contract research organizations (“CROs”);
●	the Company’s ability to enter into co-development and/or collaborative partnerships;
●	the Company’s clinical development programs and activities and the estimated timing thereof;
●	the timing, status and results of clinical trials, including with respect to patient recruitment and data readout;
●	the success of regulatory submissions;
●	the obtaining of potential regulatory approval;
●	the hiring of additional research and development team members;
●	the potential for the Company’s technology to impact the drug delivery process;
●	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;
●	the ability of patents and notices of allowance to provide protection over intellectual property in applicable jurisdictions;
●	the Company’s ability to protect, expand upon and exploit its existing intellectual property;
●	the entry into sponsored research agreements and the benefits therefrom;
●	the competitive advantages of the Company and its technology;
●	the Company’s product candidates and results gathered from studies thereof;
●	the development of products from the Company’s competitors;
●	the application of regulations and standards to the Company’s future products and services or research and development activities;
●	the Company’s retention of funds or payment of dividends;
●	the translation of the Company’s technologies and expansion of its offerings into clinical applications;
●	the benefits to patients from Eupraxia’s platforms;
●	the value of the strategic relationship to Eupraxia’s clients and investors;
●	the Company’s engagement with legal and regulatory authorities in various jurisdictions;
●	the demand and commercial viability of the Company’s technology; and
●	the demand and market acceptance for products developed by the Company.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance or results. These risks and factors include, but are not limited to:

●	we have a limited operating history;
●	we have a novel technology with uncertain market acceptance;
●

if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

●

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations;

●	our technology may not be successful for its intended use;
●

our future technology will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

●

until contained, a global pandemic, including the ongoing COVID-19 pandemic, could cause a slowdown in global economic growth, impact the Company’s business, operations, financial condition and share price and cause delays or disruptions to the running of Eupraxia’s clinical program(s);

●	we completely rely on third parties to provide supplies and inputs required for our products and services;
●

we rely on external CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

●

clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development. Terminating the development of any of our product candidates could materially harm our business and the market price of our common shares;

●	we may be required to suspend or discontinue clinical trials due to side effects or other safety risks;

●

if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

●	we rely on key personnel;
●	we may not be able to successfully execute our business strategy;
●	we will require additional financing. Macro market conditions could significantly affect the timing and certainty of the Company’s financing;
●	we are in a highly competitive industry which is continuously evolving with technological changes;
●	our future success will depend on our ability to continually enhance and develop our products and services;
●

if we are unable to differentiate EP-104 from existing therapies for treatment of OA, or if the U.S. Food and Drug Administration (the “FDA”) or other applicable regulatory authorities approve new or generic products that compete with EP-104, our ability to successfully commercialize EP-104 would be adversely affected;

●	a variety of risks associated with potential international business relationships could materially adversely affect our business;
●	collaboration arrangements we may enter into in the future may not be successful;
●	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;
●	we do not have any long-term customer commitments;
●	we have traditionally relied on key collaborations and grants;
●	our business and operations would suffer in the event of computer system failures, cyberattacks, or a deficiency in our cyber security;
●	we may fail to manage our growth successfully, which may adversely impact our operating results;
●

any therapeutics we develop will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect our ability to obtain regulatory approval in a timely manner or at all;

●	we may not be able to obtain marketing approval;
●	we rely on the protection of our intellectual property rights;
●	we may not be able to enforce our intellectual property rights throughout the world;
●	guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize;
●	patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents;
●	non-compliance with regulatory requirements may reduce or eliminate our patent protection;
●	we may infringe the intellectual property rights of others;
●	we may be subject to claims arising from consultants or contractors misappropriating intellectual property;
●	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;
●	if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved, and any other future products;
●

our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

●	we may be subject to securities litigation, which is expensive and could divert management attention;
●	we may be unable to adequately prevent disclosure of trade secrets and other proprietary information;
●	lawsuits relating to intellectual property infringement will be costly and time consuming;
●	intellectual property disputes could distract our personnel from their normal responsibilities;
●	our directors may serve as directors of other biotech companies and may have conflicts of interest;
●	our business is affected by macroeconomic conditions;
●	we may be responsible for corruption and anti-bribery law violations;
●	we are subject to foreign exchange risks;
●	we are subject to taxation risks and changing rules by different tax authorities;
●	we have had negative operating cash flows since inception and expect to incur losses for the foreseeable future;
●	we are subject to a number of risks and hazards, of which not all of them may be sufficiently insured for;
●	we will devote significant resources to regulatory compliance as a public entity;
●

coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably;

●

our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

●	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

●

an issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of the common shares in the capital of the Company (“Common Shares”), which could depress the price of our Common Shares;

●	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;
●	issuances of securities of the Company could cause dilution;
●	the exercise of stock options could cause dilution;
●	our Common Shares may have limited liquidity;
●

we have warrants, a convertible debt, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

●	there is no established market for certain securities;
●	prevailing interest rates may affect the market price or value of any debt securities of the Company;
●	fluctuations in foreign currency markets may affect the market price or value of any debt securities of the Company;
●	our Common Shares could be subject to large price and volume volatility;
●	we may experience fluctuations in our market value;
●	we have no history of dividends;
●

our existing executive officers and directors own a significant percentage of Common Shares and will be able to exert a significant control over matters submitted to the Company’s shareholders for approval;

●	future sales of Common Shares by our existing shareholders could cause the Company’s share price to decline;
●	investing in our Common Shares is speculative, and investors could lose their entire investment;
●	we will need to raise additional financing in the future which may dilute our share capital; and
●	we have restated our consolidated financial statements, which may lead to additional risk and uncertainties, including loss of investor confidence and negative impacts on our Common Share price.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Eupraxia as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to (i) the Company’s ability to attract and retain skilled staff; (ii) future research and development plans for the Company proceeding substantially as currently envisioned; (iii) industry growth trends, including with respect to projected and actual industry sales; (iv) the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; (v) sufficient working capital1 and the Company’s ability to control costs and raise additional financing going forward; (vi) obtaining regulatory approvals and the potential benefits of our products, if approved; (vii) general business and economic conditions; (viii) the Company’s ability to achieve profitability; (ix) the Company’s ability to successfully commercialize its current product candidates, enter into commercial partnerships and develop new products; (x) the availability of financing on reasonable terms; (xi) market competition; (xii) the products and technology offered by the Company’s competitors; (xiii) the Company’s ability to protect patents and proprietary rights; (xiv) the impact of the COVID-19 pandemic on our business, our industry and the economy; and (xv) the availability and cost of personnel, materials and supplies.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the headings “Credit risk”, “Liquidity risk”, “Market risk”, “Other price risk”, “Interest rate risk” and “Currency risk” and under the heading “Risk Factors” in the Shelf Prospectus and the AIF. Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

1 Working capital is a non-IFRS financial measure. Management believes working capital is a meaningful indicator of the operating liquidity available to the Company and is comprised of current assets less current liabilities.

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response to the pandemic, we have modified our business practices with a focus on the health and safety of our employees, partners, service providers, and communities. At the onset of the outbreak of COVID-19, the Company implemented appropriate measures to allow our offices to remain open and operational while allowing employees to work from home where possible. However, several of our partners were impacted by COVID-19 (including shutdown of some of their offices), which resulted in project delays. Even after the COVID-19 pandemic has subsided, its impact on other aspects of the results of operations and financial performance remains uncertain and may only be known in future periods.

Overview of the Company

Eupraxia is a clinical stage biotechnology company focused on the development of locally delivered, extended-release alternatives to existing pharmaceuticals. Leveraging our proprietary and innovative delivery technology, Eupraxia’s goal is to provide the right dose of drug, in the right place, for the right amount of time in indications with a high unmet medical need. Each of Eupraxia’s product candidates are designed to achieve improved patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and combined with precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment while minimizing tolerability complications in target and non-target tissues. The Company’s strategy is to develop a portfolio of product candidates based on this delivery technology.

Eupraxia currently has two distinct clinical development programs, one targeting chronic OA pain in the knee and the second targeting EoE. Currently, both programs are broadly based upon the same drug candidate which is EP-104IAR. The injectable drug is dispensed together with a “vehicle” specifically designed for the target and co-administered with the active pharmaceutical ingredient (“API”). For our ongoing clinical studies we are using the same underlying API and extended-release formulation. In the future, therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods (e.g. IA) and will be distinct product candidates. The product candidate that is being developed specifically for IA injections with an initial indication of knee OA will be referred to as EP-104IAR, whereas the product candidate that will be developed for submucosal injections in the GI tract with an initial indication of EoE will be referred to as EP-104GI.

EP-104 (Long-Acting Fluticasone Propionate Injectable Suspension)

The primary active ingredient of the EP-104 products consists of a solid core of fluticasone propionate (“FP”) coated with an outer layer of polyvinyl alcohol (“PVA”). FP is a synthetic trifluorinated corticosteroid with potent anti-inflammatory activity and a well-established systemic safety record in the form of widely used inhaled, intranasal and topical agents. It has been shown to be locally active, and FP that is systemically absorbed is rapidly metabolized. Relative to other corticosteroids (including triamcinolone acetonide or “TCA”), FP has a high affinity for the glucocorticoid receptor, low solubility, a low rate of dissociation, and a comparatively long half-life. It is currently approved by the FDA, Health Canada, European Medicines Agency and many other regulatory agencies around the world. PVA is a biocompatible polymer with numerous biomedical applications and a 30-year safety record in various human tissues.2 The Company believes these characteristics make the drug a good candidate for prolonged anti-inflammatory use.

EP-104 technology is designed to work through the diffusion of the drug particles through a microns-thin polymer membrane. When the particles are injected at the disease site, extracellular fluid diffuses across the polymer membrane and into the particle, dissolving some of the solid drug core and creating a saturated drug solution inside the microsphere with relatively low drug concentrations in the outside microenvironment. Steady-state diffusion of FP across the polymer membrane and into the extracellular space then delivers the drug candidate to the intended area at a prolonged and steady release rate. This rate can be controlled by changing the size of the drug core and the properties of the polymer membrane, creating a target drug release profile designed to maximize disease treatment and reduce systemic and local side effects often accompanying high systemic levels of a drug.

2 Baker M.; Walsh, S.P.; Schwartz, Z.; Boyan, B.D. A review of polyvinyl alcohol and its uses in cartilage and orthopedic application. Journal of Biomedical Materials Research B: Applied Biomaterials. 2012. 100b (5): 1451 - 1457.

Eupraxia’s EP-104 product candidate aims to achieve such an extended-release profile for FP. EP-104 is designed to prevent early peak concentrations associated with side effects and extend the duration of FP residence time in the intended area of administration to achieve prolonged activity. A key feature differentiating EP-104 from other extended-release IA corticosteroid formulations is that more than 90% of EP-104 is the active investigational drug product, compared to less than 20% in other products. Notably, the biocompatible PVA polymer in EP-104 is known to not release acidic by-products.

FP is not currently approved for use in any formulation for the treatment of symptoms in either OA or EoE. To the Company’s knowledge, EP-104IAR and EP-104GI are the only extended-release formulations of FP in development for these conditions. Management believes that its drug delivery technology platform has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition. The drug delivery technology platform also has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication. The potential for successful treatment of OA and EoE with the Company’s proprietary formulations of EP-104 is further supported by a long-standing and continually expanding library of data supporting the value of extended-release steroids.

EP-104IAR for Osteoarthritis

OA is a chronic progressive disease characterized by deterioration of joint cartilage and inflammation,3 which results in pain and stiffness, usually in the morning or after a period of inactivity; and loss of joint function which limits daily activities. In normal joints, cartilage acts as a cushion between bones and provides a smooth gliding surface for movement.4 In OA, the inflammatory processes integral to disease progression damages the cartilage, and over time cartilage wears away, causing bone to rub directly against bone resulting in joint damage, severe pain and disability.5

Globally, OA is the leading cause of disability in older adults.6 Estimates of prevalence and incidence vary according to the definition of OA used (i.e., radiographic (X-Ray) versus symptomatic) and the joints assessed. Approximately 10-15% of all adults over the age of 60 have some form of OA, with the knees being the most commonly affected joints. In addition, approximately 70% of OA patients have bi-lateral (both knees) disease. Knee OA is a leading cause of lower extremity disability in the developed world7,8 OA is estimated to affect more than 30 million patients in the United States alone,8 including an estimated 14 million people with symptomatic knee OA.9 It is also often associated with depression and loss of sleep which can greatly affect quality of life, causing further impact on the public health system.

Current evidence-based OA treatment guidelines aim to manage signs and symptoms, with the goal of slowing progression if possible. Recommended pharmacological interventions include topical and oral non-steroidal anti-inflammatory drugs, and IA corticosteroids. IA corticosteroid injections have been used for decades to manage pain and stiffness associated with inflammation in knee OA and have been approved by regulatory authorities as safe and effective.10 However, IA corticosteroid injections often result in suboptimal patient outcomes due to their short duration of activity and systemic side effects such as flushing, glucose alterations and cortisol suppression due to the high peak exposures required to maintain efficacious concentrations for prolonged durations. Evidence is also emerging regarding the risk of adverse joint findings and/or OA progression following frequent/repeated immediate release IA corticosteroid injections.11

3 Chow, Y.Y., Chin, K.Y. The Role of Inflammation in the Pathogenesis of Osteoarthritis. Mediators of Inflammation, 2020, DOI: 10.1155/2020/8293921.

4 Michael, J.W.P; Schluter-Brust, K.U.: Eysel, P. The Epidemiology, Etiology, Diagnosis, and Treatment of Osteoarthritis of the Knee. Dtsch Arztebel Int. 2010, 107(9): 152-62. DOI: 10.3238/arztebl.2010.0152.

5 Sinusas, K. Osteoarthritis: Diagnosis and Treatment. Am Fam Physician. 2012, 85(1): 49 – 56.

6 WHO Department of Chronic Diseases and Health Promotion. Available at: http://www.who.int/chp/topics/rheumatic/en/.

7 Cross, M, et al. The global burden of hip and knee osteoarthritis: estimates from the Global Burden of Disease 2010 study. Ann Rheum Dis. 2014, 73 :1323 – 1330. DOI: 10.1136/annrheumdis-2013-204763.

8 Osteoarthritis Fact Sheet. Centers for Disease Control and Prevention. Available at www.cdc.gov/arthritis/basics/osteoarthritis.htm. Accessed January 10, 2019.

9 Vina, E.R.; Kwoh, C.K. Epidemiology of osteoarthritis: literature update. Curr Opin Rheumatol. 2018, 30(2):160 – 167. DOI:10.1097/BOR.0000000000000479.

10 Bellamy N. et al. Intraarticular corticosteroid for treatment of osteoarthritis of the knee (Review). Cochrane Database of Systematic Reviews 2006, Issue 2. Art. No.: CD005328. DOI: 10.1002/14651858.CD005328.pub2.

11 McAlindon T.E., et al. Effect of intra-articular triamcinolone vs saline on knee cartilage volume and pain in patients with knee osteoarthritis: a randomized clinical trial. JAMA. 2017. 317(19):1967 - 1975. DOI: 10.1001/jama.2017.5283.

Clinical Development of EP-104IAR

Manufacturing

EP-104 consists of a vial of EP-104 powder and a separate vial of liquid (referred to as the “Vehicle”). Just before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient’s knee. In an ongoing stability study, the powder has proven stable for 24 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch, and the Company intends to further minimize the cost of goods before commercial use, if approved.

Non-clinical Studies

Eupraxia has completed 17 non-clinical investigations with EP-104IAR, including a large IND - enabling non-clinical study in dogs. Non-clinical data have indicated that after a single high-dose IA injection of EP-104 to the knees of dogs, FP was released locally for greater than ten months with moderate exposure in the plasma. There was no evidence of cartilage damage in dogs over the ten-month follow-up period at any administered doses. In this study, a low dose of EP-104IAR released FP locally for longer than eight months with minimal systemic exposure. This dose was used to justify the dose selection in the ongoing Phase 2 clinical trial. Both U.S. and European competent authorities have reviewed the body of non-clinical safety data and deemed this information suitable to support clinical research studies.

Several non-clinical studies are underway to support the planned Phase 3 program. These activities include safety and biocompatibility evaluations of EP-104 excipients as well as non-clinical studies to provide information needed to support the potential EP-104 label (e.g., a multi-dose non-clinical study required to enable multi-dose clinical studies).

Clinical Studies

EP-104IAR has been used in two clinical studies in OA patients. Eupraxia completed a Phase 1, double-blind, placebo-controlled clinical study (protocol EP-104-101) to assess safety, PK and preliminary efficacy in 32 knee OA patients at three sites in Canada.12 The single 15 mg dose was generally well tolerated and showed predictable PK. The study was not powered to detect efficacy; however, patient-reported outcome measures were collected and analyzed to evaluate pain and symptom relief. Despite the limitations of this study (small size, low dose, significant underdosing in nine subjects, and high placebo response), the Company believes it provides tolerability and PK data and preliminary clinical activity data that support future development of EP-104IAR. Results of the study have been published in Osteoarthritis and Cartilage Open.13

A Phase 2 clinical study for EP-104IAR is currently underway at sites in Denmark, Poland and Czech Republic.14 The study is designed to evaluate the efficacy, safety and PK of a single dose of 25 mg EP-104 over six months in patients with moderate knee OA as defined by Kellgren Lawrence Grading. The primary endpoint in the trial is the change from baseline Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) pain scores at 12 weeks as compared to that of placebo. Secondary endpoints include comparative measures of pain and function at 12 and 24 weeks. The trial is being run by Nordic BioScience Clinical Development, who have a proven track record in OA clinical trials. In December 2022, the trial completed enrollment with top-line data readout anticipated in Q2 2023.

12 Details of the Phase 1 clinical study can be found on the US National Institutes of Health database Clinicaltrials.gov, reference number NCT02609126.

13 Amanda Malone, James Price, Nicola Price, Vik Peck, Alan Getgood, Robert Petrella, James Helliwell. Safety and pharmacokinetics of EP-104 (sustained-release fluticasone propionate) in knee osteoarthritis: A randomized, double-blind, placebo-controlled Phase 1 trial, Osteoarthritis and Cartilage Open, Volume 3, Issue 4, 2021, 100213, ISSN 2665-9131, https://doi.org/10.1016/j.ocarto.2021.100213.

14 Details of the Phase 2 trial can be found on the US NIH database Clinicaltrials.gov; reference number NCT04120402.

There have been two significant changes to the Phase 2 protocol since inception:

●

Based on the generally favourable tolerability profile observed during the Data Safety Monitoring Board (“DSMB”) review, the Company is now including patients with a diabetes diagnosis in its Phase 2 trial. Diabetics represent a meaningful percentage of patients diagnosed with OA, and inclusion of this important subgroup will provide valuable additional data to guide further drug development.

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Magnetic Resonance Imaging (“MRI”) will be conducted in a small subset of the total study population to further characterize the safety profile of EP-104IAR and help assess EP-104IAR’s differentiation as a treatment for OA. This elective imaging component is expected to help identify EP-104IAR-induced reductions in inflammation, assess ongoing cartilage health in patients and better inform the utility of imaging in the planned Phase 3 program. Scans will follow patients at zero, three, six- and 12-months post treatment with either placebo or EP-104IAR.

To seek marketing approval for EP-104IAR, the Company will be required to carry out at least one Phase 3 study with at least several hundred patients. The target patient population will depend on our clinical advisors’ advice, key opinion leaders, discussions with regulatory authorities, and the results from the Phase 2 study. In the Phase 3 program, Eupraxia anticipates patients will participate in the trial for 12 months. In addition to efficacy and safety assessments, Eupraxia plans to further evaluate the impact of EP-104IAR on cartilage health (e.g., via X-Ray and/or MRI).

To fulfil requirements under the 505(b)(2) pathway, Eupraxia may also be required to conduct a clinical trial to establish PK equivalence between EP-104 and Flovent® HFA. Additional clinical studies and/or analyses may be required for alternate regulatory jurisdictions.

Regulatory

Eupraxia participated in a pre-IND meeting with the FDA regarding the OA program before submission and subsequent clearance of an IND, allowing evaluation of the product candidate under the Phase 2 OA protocol. Eupraxia intends to engage in discussions with the relevant competent authorities following the completion of the Phase 2 study to confirm the design of the Phase 3 OA development program.

Eupraxia anticipates submitting a New Drug Application (“NDA”) under the Federal Food, Drug, and Cosmetic Act, Section 505(b)(2) with the FDA, for approval of EP-104 in OA, which is required before marketing a new drug in the United States. A 505(b)(2) NDA will rely in part on non-clinical studies and clinical trials conducted by Eupraxia, and in part on third-party findings of safety and efficacy for the active ingredient for which Eupraxia does not have a right of reference or which have been established in the scientific literature in the public domain. Eupraxia intends to support marketing approval and commercialization of EP-104 in the United States and globally.

Development Timelines for EP-104IAR

Eupraxia currently anticipates advancing the development of EP-104IAR through to completion of Phase 2 and initiation of Phase 3. The figure below summarizes our current estimates of development timelines for EP-104IAR.

Eupraxia’s Estimated Product Development Timelines to Initiation of Phase 3

		2021				2022				2023
EP-104 Development Milestones	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Phase 2 Efficacy Study
Manufacturing Optimization for Phase 3
Non-clinical Studies to support Phase 3
End of Phase 2 Meeting
Phase 3 Program Startup

EP-104GI for Eosinophilic Esophagitis (EoE)

EP-104 is also being developed for the treatment of EoE, a rare immune-mediated disease recognized by the U.S. National Organization for Rare Disorders; adaptations to the original formulation of EP-104 will result in the creation of EP-104GI for this specific indication.

EoE is characterized by inflammation and the accumulation of large numbers of eosinophils (a type of white blood cells) within the epithelial lining of the esophagus. In adults, EoE leads to dysphagia and food impaction. In children, it often presents with irritability, nausea and vomiting. Patients with EoE frequently develop esophageal strictures, a narrowing or tightening of the esophagus, accompanied by proliferations of fibrotic tissue.15

Clinical Development of EP-104GI for EoE

Manufacturing

The EoE formulation for EP-104 (EP-104GI) utilizes the same coated and cured FP particles as used in the OA program. However, Eupraxia anticipates refinements to both the dose and vehicle to optimize patient outcomes in EoE.

Clinical Studies

Eupraxia commenced patient recruitment in the first quarter of 2023 for an open label Phase 1b/2a clinical study using EP-104 in EoE. The study will be conducted in up to 15 adult patients with a confirmed diagnosis and active EoE symptoms. Primary outcomes for safety, PK and efficacy will be collected at various points over a 12-week total period, with a subsequent safety follow up at six (6) months. Efficacy data is anticipated to read out in the fourth quarter of 2023. The Company anticipates interim readouts in this program commencing in the first half of 2023. Competent authorities and ethics review boards have cleared the protocol for conduct in Canada, the Netherlands and Australia. Additional jurisdictions will be added as necessary to complete target recruitment. The trial will be conducted by Alimentiv Inc. – a niche gastrointestinal CRO with experience in managing EoE clinical trials.

Subsequent steps in the research program will be determined following analysis of results as well as interaction with key opinion leaders and regulatory authorities. To seek marketing approval for EP-104GI in EoE, the Company will be required to carry out at least one Phase 3 study assessing both efficacy (reduced eosinophils and improved symptoms) and safety of EP-104GI in this indication.

15 Straumann A, Aceves SS, Blanchard C, Collins MH, Furuta GT, Hirano I, Schoepfer AM, Simon D, Simon HU. Pediatric and adult eosinophilic esophagitis: similarities and differences. Allergy. 2012 Apr;67(4):477-90. doi: 10.1111/j.1398-9995.2012.02787.x. Epub 2012 Feb 8. PMID: 22313241.Clin Gastroenterol Hepatol. 2011 May;9(5):400-9.e1.doi: 10.1016/j.cgh.2011.01.017. Epub 2011 Jan 28.

Eupraxia Business Strategy

Eupraxia’s goal is to deliver long-acting medications based on proven treatments in areas of high unmet medical need.

Our focus over the 24 months following the date of this MD&A will be the execution of the EP-104 development program, including:

●	Completion of the Phase 2 OA clinical study to evaluate the safety and efficacy of EP-104IAR to support a new drug application;
●	Completion of the Phase 1b/2a EoE clinical study to evaluate the safety and effectiveness of EP-104GI;
●	Manufacturing optimization to simplify the supply chain, and manufacture Phase 3 material;
●

Complete non-clinical studies to support subsequent Phase 3 clinical studies that would enhance the EP- 104IAR label for OA (e.g., a multi-dose study) and evaluate the safety and biocompatibility of all excipients;

●

Conduct End of Phase 2 meeting(s) with relevant competent authorities and explore program options designed to facilitate and expedite drug development and market authorization (e.g., Fast Track, Breakthrough Therapy, Orphan Drug Designation);

●	Initiate the Phase 3 clinical program of EP-104IAR to support a new drug application for OA;
●	Progress the clinical EoE research program; and
●	Continue to strengthen the IP portfolio around the EP-104 technology.

In parallel, the Company will seek out licencing, co-development or marketing partners for its technology, with the potential to expand and exploit its application fully. It is the Company’s intention to put in place conditions and resources that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension. Depending on market conditions, this may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options.

Pipeline programs are another area of potential growth in the next 24 months. Eupraxia’s technology is potentially compatible with various drugs and therapeutic indications. The pipeline strategy focuses on modulating the release of existing drugs to achieve better clinical outcomes in areas of high medical need. The technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology). The Company has previously investigated indications involving post-surgical pain (EP-105) and post-surgical site infections (EP-201). While both programs demonstrated preclinical evidence supporting Eupraxia’s technology, they have been paused so the Company can remain focused on the other programs described previously in the MD&A.

The Company currently has several pipeline candidates in development with a goal to add a pipeline product candidate over the next 24 months to allow for sustained corporate growth. Eupraxia expects this to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies. Information generated from these inquiries will determine whether the Company should proceed with further development.

Significant Company Events

On April 20, 2022, the Company announced that it had closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, Eupraxia issued 7,150,550 units of the Company (the “Units”) at a price of $2.05 per Unit (the “Offering Price”) and 181,000 Common Share purchase warrants (the “Warrants”) at a price of $0.30 per Warrant for aggregate gross proceeds of approximately $14.7 million. The completion of the Offering satisfied the requirement to raise $10 million in additional net new capital under the terms of our contingent convertible debt agreement (the “Debt Agreement”) with Silicon Valley Bank (“SVB”).

On September 26, 2022, the Company announced the grant of a patent and a notice of allowance for EP-104. The grant of European Patent EP2976062B1 provides compositional and method of use coverage for EP-104 and covers major European markets of commercial significance. The Company believes the new European patent offers strong protection for EP-104 in key European markets until 2034, pending any adjustments or extensions.

On September 26, 2022, the Company also announced the grant of a Brazilian notice of allowance, which will provide compositional and method-of-use coverage for EP-104. The Company believes this grant will provide extensive protection for EP-104 in the Brazilian market until 2034, also pending any adjustments or extensions.

On October 11, 2022, the Company provided the following updates to its Phase 2 OA trial:

●	The study successfully completed all DSMB reviews, with no drug-related serious adverse events noted and was observed to be well tolerated.
●	The inclusion criteria were expanded to include diagnosed diabetic patients.
●	MRIs were added as an elective assessment for remaining patients to be enrolled in the study.

On October 12, 2022, the Company announced the initiation of the Phase 1b/2a trial of EP-104 for EoE. Eupraxia has received regulatory and ethics clearance in Canada, Australia and the Netherlands, and data from the open label trial is anticipated to start reading out in the first half of 2023.

On November 2, 2022, the Company announced the appointment of Mr. Paul Brennan to the role of Chief Business Officer. This new position reports directly to the Chief Executive Officer and is responsible for advancing partnership opportunities for the Company.

On December 7, 2022, the Company announced that it has completed enrollment, randomization and dosing of the last patient, in its Phase 2 trial that is evaluating the efficacy and safety of EP-104IAR for the treatment of OA of the knee.

Selected Financial Information

The financial information reported herein has been derived from the audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

	December 31, 2022 (Restated) $	December 31, 2021 (Restated) $	January 1, 2021 (Restated) $
Cash and cash equivalents	24,735,934	20,892,069	150,126
Net working capital surplus/(deficit)	21,034,673	28,333,840	(20,648,313)
Total assets	25,875,801	31,222,067	1,453,592
Total non-current liabilities	11,994,577	9,836,272	432,581
Equity (deficit) attributable to owners of the Company	11,230,622	19,951,843	(20,311,666)
Non-controlling interest	(1,491,678)	(833,836)	(453,891)
Total shareholders’ equity (deficit)	9,738,944	19,118,007	(20,765,557)

Selected Consolidated Statement of Financial Position Data

Cash and cash equivalents increased by $3,843,865 to $24,735,934 as at December 31, 2022. The increase reflects gross funds received as a result of the Company’s overnight marketed public offering that closed on April 20, 2022 of $14.7 million as well as the redemption of guaranteed investment certificates (“GICs”) totalling $9,008,855. The increase was offset due primarily to the net loss of $24,974,689.

Working capital decreased by $7,299,167 to a surplus of $25,875,801 as at December 31, 2022. This decrease was attributable primarily by to the net loss of $24,974,689 offset by gross proceeds of $14.7 million received from the overnight marketed public offering.

Total assets decreased by $5,346,266 to $25,875,801 as at December 31, 2022. This decrease was primarily due to the increase in the net loss referenced above offset by funds received as a result of the April financing.

Total non-current financial liabilities increased by $2,158,305 to $11,994,577 as at December 31, 2022. This increase was attributable to the revaluation of the convertible debt facility obtained from SVB in 2021.

The Company did not pay any dividends or make any distributions to shareholders in any of the above periods.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	Year Ended December 31, 2022 (Restated) $	Year Ended December 31, 2021 (Restated) $	Year Ended December 31, 2020 $
Revenue	-	-	-
Loss and comprehensive loss – Owners of the Company	(24,316,847)	(23,957,944)	(3,997,202)
Loss and comprehensive loss – Non-controlling interest	(657,842)	(379,945)	(13,436)
Net loss and comprehensive loss	(24,974,689)	(24,337,889)	(4,010,638)
Weighted average shares outstanding, basic and diluted	19,285,447	12,405,838	6,118,673
Loss per share, basic and diluted – Owners of the Company	(1.26)	(1.93)	(0.65)
Loss per share, basic and diluted – Non-controlling interest	(0.03)	(0.03)	-

While a few of the Company’s vendors have inflationary clauses in their contracts, this is not the case with the Company’s biggest vendor. As such, the impact of inflation is immaterial.

The comprehensive loss for the year ended December 31, 2022 increased by $636,800 when compared to the year ended December 31, 2021, primarily due to higher research and development expenses resulting from the activities associated with the Phase 2 clinical trial for EP-104IAR offset by lower general administrative costs and stock based payments. Also, other expenses that were associated with the Company’s initial public offering (“IPO”) in 2021 were not incurred in 2022.

Comparison of the Years Ended December 31, 2022 and 2021

Results of Operations

	Year Ended December 31 2022 (Restated) $	Year Ended December 31 2021 (Restated) $
General and administrative expenses	3,787,628	4,776,351
Research and development expenses	17,203,019	9,594,591
Depreciation and amortization	193,273	111,529
Share-based payments	1,887,778	3,427,125
Other income (expense)	(1,902,991)	(6,428,293)
Total comprehensive income (loss)	(24,974,689)	(24,337,889)

Research and Development

Comparing the year ended December 31, 2022, to the same period in 2021, research and development activities increased by $7,608,428. This increase is due primarily to the following items:

●	An increase of $6,899,650 related to an increase in costs associated with direct research programs.
●	An increase of $276,539 related to Salaries and Benefits as a result of headcount increases and salary increases.
●	An increase of $275,436 related to an increase in pipeline and other research and development.
●	A decrease of $156,803 related to government grants and tax incentives.

General and Administrative

General and administrative expenses consist of office and administrative costs (including insurance and travel), professional fees, public company costs, salaries and benefits.

Comparing the year ended December 31, 2022, to the same period in 2021, general and administrative activities decreased by $988,723. This decrease is due primarily to the following items:

●	A decrease of $912,953 related to professional fees. Fees in the comparative period were much higher due to increased legal fees associated with the IPO and the transition to being a public company.
●	A decrease related to employee related costs of $163,541. This decrease is primarily due to a decrease in wages and bonuses.
●	A decrease of $199,234 related to public company costs that were incurred as a result of listing on the TSX in March 2021.
●	An increase of $287,005 related to general and administrative costs in the form of increased director and officers’ liability insurance premiums, travel costs and office expenses.

Other income (expenses)

Comparing the year ended December 31, 2022, to the same period in 2021, other expenses decreased by $4,525,302. This decrease is due primarily to the following items:

●	An increase of $503,591 to interest income as a result of an increase in the Canadian Prime rate for the purposes of interest on short-term investments.

●	An increase of $77,887 to interest expense as a result of an increase in the Canadian Prime rate for the purposes of interest on the convertible debt and equipment loan.
●

An increase of $115,067 related to foreign exchange gain. The increase in foreign exchange gain is a result of fluctuations in the U.S. and Australian exchange rate versus the Canadian dollar on our U.S. and Australian denominated assets and liabilities during the current period.

●	An increase of $8,380 relating to a loss on sale of equipment that was recorded during 2022.
●	A decrease of $534,466 relating to a gain on the extinguishment of a loan in 2021.
●	A decrease of $1,760,136 relating to an inducement loss incurred on the change in conversion terms of loan in 2021.
●

A decrease of $2,767,241 relating to the change in fair market value of various financial instruments after using a more robust financial valuation model that takes into consideration multiple potential outcomes.

Summary of Quarterly Results

The information in the tables below has been derived from the Company’s unaudited interim condensed consolidated financial statements. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter. All dollar amounts are expressed in Canadian dollars.

	Dec 31, 2022 (Restated) $	Sep 30, 2022 (Restated) $	Jun 30, 2022 (Restated) $	Mar 31, 2022 (Restated) $	Dec 31, 2021 (Restated) $	Sep 30, 2021 (Restated) $	Jun 30, 2021 (Restated) $	Mar 31, 2021 (Restated) $
Total Revenue	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	(10,546,782)	(5,389,386)	(5,370,029)	(3,668,493)	(3,526,948)	(4,222,323)	(6,817,853)	(9,770,765)
Loss per share, basic and diluted	(0.49)	(0.26)	(0.27)	(0.26)	(0.28)	(0.36)	(0.52)	(1.25)
The quarterly results were restated due to adjustments as indicated in Note 2 of audited consolidated financial statements. Below are the initially reported quarterly results.
	Dec 31, 2022 (Reported) $	Sep 30, 2022 (Reported) $	Jun 30, 2022 (Reported) $	Mar 31, 2022 (Reported) $	Dec 31, 2021 (Reported) $	Sep 30, 2021 (Reported) $	Jun 30, 2021 (Reported) $	Mar 31, 2021 (Reported) $
Total Revenue	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	(9,083,187)	(4,794,758)	(6,279,724)	(3,759,546)	(3,777,460)	(5,135,184)	(5,595,065)	(8,861,842)
Loss per share, basic and diluted	(0.41)	(0.22)	(0.32)	(0.26)	(0.27)	(0.36)	(0.42)	(1.13)

The net loss of the Company has increased since the completion of the IPO in the first quarter of 2021. This is a result of the commencement of activities associated with the Phase 2 clinical trial for EP-104IAR, Phase 1b/2a clinical trial of EP-104GI, and general and administration expenses and other expenses that were associated with the IPO. This trend is expected to continue into the future. Research and development expenses are expected to remain high as we undertake clinical trials and incur significant costs for CRO and consultants, and further investment in additional drug candidates in support of broader pipeline development. General and administrative expenses are likely to remain high in the future as a result of increased costs associated with public company compliance.

Use of Proceeds

The following table shows the estimated use of net proceeds for each financing, compared with the actual use of net proceeds:

March 2021 Financing

	Estimated Amount to be Expended $	Actual Amount Expended $
Research and Development	26,078,000	26,078,000
General and administrative expenses	11,742,000	11,742,000
Total	37,820,000	37,820,000

April 2022 Financing

	Estimated Amount to be Expended $	Actual Amount Expended $
Research and Development	8,500,000	5,098
General and administrative expenses	5,100,000	20
Total	13,600,000	5,118

There have been no material variances to the way the Company intended to use proceeds from the Offering.

Liquidity, Capital Resources and Outlook, Management of Cash Resources

As at December 31, 2022, the Company had cash and cash equivalents of $24,735,934 (December 31, 2021 - $20,892,069) and a working capital balance of $21,034,673 (December 31, 2021 – working capital balance of $28,333,840).

The Company’s business currently does not generate revenue or positive cash flows from operations and is reliant on equity and debt financing to provide the necessary cash to continue its research and development activities and ongoing operations. There can be no assurance that equity financings will be available in the future with terms that are satisfactory to the Company.

The Company’s cash flow forecasts are continually updated to reflect actual cash inflows and outflows so to monitor the requirements and timing for additional financial resources. Given the volatility of the Canadian, U.S. dollar (“USD”), and Australian dollar (“AUD”) exchange rate, the Company estimates its USD and AUD expenses for the year and sets aside appropriate levels of USD and AUD cash. By holding USD and AUD, the Company remains subject to currency fluctuations which effect its loss during any given year.

Further, we continue to monitor additional opportunities to raise equity capital and/or secure additional funding through non-dilutive sources such as government grants and additional license agreements. However, it is possible that our cash and working capital position may not be enough to meet our business objectives in the event of unforeseen circumstances or a change in our strategic direction.

The Company completed an Offering for gross proceeds of $41,000,000 and entered into the Debt Agreement with SVB for an additional $10,000,000 during the course of 2021. In addition, the Company completed an Offering of approximately $14,700,000 on April 20, 2022. These funds are being used to fund our clinical trials in EP-104IAR and EP-104GI and advance other drugs in the Company’s pipeline. The remainder of the net proceeds will be used for working capital and general corporate purposes and based on current forecasts, will be sufficient to fund the Company through to the fourth quarter of 2023.

Comparison of Cash Flow for the Years ended December 31, 2022 and 2021.

	December 31, 2022 $	December 31, 2021 $
Net cash provided by (used in):
Operating activities	(18,776,427)	(14,826,946)
Investing activities	8,700,795	(14,449,819)
Financing activities	13,522,666	50,100,335
Net increase (decrease) in cash and cash equivalents	3,447,034	20,823,570
Foreign Exchange effect on cash	396,831	(81,627)

Cash used in operating activities for the year ended December 31, 2022 increased by $3,949,481 compared to the same period in the prior year. The primary driver was the increase in expenditure on the EP-104IAR program as we undertake our Phase 2 clinical trial, payment of accounts payable and accrued liabilities, and increased salary costs and deferred salary bonuses. This was offset by fewer costs related to professional fees and costs related to public company fees.

Cash provided by investing activities for the year ended December 31, 2022 increased by $23,150,614 compared to the same period in the prior year. The primary driver of the increase was the redemption of GICs, in addition to the settlement of the amount payable to Auritec Pharmaceuticals, Inc. (“Auritec”) in relation to the licensing agreement which occurred in 2021.

Cash provided by financing activities for the year ended December 31, 2022 decreased by $36,577,669 compared to the same period in the prior year. The primary driver of the decrease was the proceeds received from offerings when compared to the prior year.

Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At December 31, 2022, the Company had cash and cash equivalents of $24,735,934 and working capital of $21,034,673 and the Company has not yet generated revenue from operations. The Company incurred a net loss of $24,974,689 during the year ended December 31, 2022, and as of that date, the Company’s accumulated deficit was $98,573,852. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities to date. The Company will periodically have to raise funds to continue operations and recently raised $22,287,125 through a non-brokered private placement of 3,187,875 common shares in August, 2023. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets in addition to the ongoing impact of COVID-19. Recent developments with Silicon Valley Bank (“SVB”) have not impacted the Company’s outlook for cash runway. The Company holds no amounts on deposit with SVB and the convertible debt facility (see Note 15 – Convertible Debt) which matures in June 2024 remains in good standing, is fully drawn and is not callable by SVB. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions indicate a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Long-Term Obligations and Other Contractual Commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as at December 31, 2022 due to the uncertainty over whether these milestones will be achieved. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

Auritec License Agreement

Auritec is a privately held clinical-stage drug delivery company that holds patents in the field of extended-release delivery of drug products utilizing its proprietary drug delivery platform, the “Plexis Platform”. Eupraxia, through its subsidiary, Eupraxia USA, is a party to an amended and restated license agreement dated effective October 9, 2018 (as further amended, the “Amended and Restated License Agreement”) with Auritec.

Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia USA an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of the Plexis Platform for the delivery of fluticasone in all medical fields (except for the Excluded Fields (as defined in the Amended and Restated License Agreement)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported the Licensed Products (as defined in the Amended and Restated License Agreement).

Pursuant to the terms of the Amended and Restated License Agreement, in consideration for the rights and exclusive license granted to Eupraxia USA, Eupraxia USA was required to pay an Upfront Fee (as defined in the Amended and Restated License Agreement) of USD5,000,000. As of the date of this MD&A, Eupraxia USA has fully paid the Upfront Fee.

In addition to the Upfront Fee, pursuant to the Amended and Restated License Agreement, Eupraxia USA has agreed to pay Auritec up to USD30 million upon achievement of certain regulatory and commercial milestones related to Licensed Products under the Amended and Restated License Agreement as well as a royalty of 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions.

The following table summarizes the milestone payment schedule:

Milestone Event	Milestone Payment (USD)

Successful Completion of a Phase 2b Study	5,000,000
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed USD500,000,000	5,000,000
Maximum amount payable	30,000,000

Eupraxia USA has also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia USA has further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia USA or its assets or sale or sublicense of a Licensed Product, which percentage ranges from 30% to 15% depending on the development stage of the most-advanced Licensed Product, up to a maximum of USD100 million. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue

Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Lease Agreement

On October 21, 2019, the Company entered into a lease agreement for its head office located at Suite 201 – 2067 Cadboro Bay Road, Victoria BC. The lease is for a period of 5 years, expiring November 30, 2024. The annual base rent for the lease is $87,696 with anticipated additional annual rent of $92,568 to cover the Company’s share of property taxes and operating costs. Additional rent is subject to adjustment at the end of each lease year based on actual costs incurred.

Convertible Debt Facility

On June 21, 2021, the Company entered into the Debt Agreement with SVB and concurrently drew down, in full, the $10 million principal amount under the Debt Agreement.

The Debt Agreement has a term of 36 months or 48 months at SVB’s election. The Debt Agreement accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind will accrue at a rate of 7% per annum, which will be settled at maturity or on conversion.

Subject to the terms and conditions of the Debt Agreement, SVB may elect to convert the principal amount of the convertible debt and the accrued and unpaid interest thereon into Common Shares at a conversion price equal to$5.68 per Common Share. The conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable, at the time of conversion.

The Company will have the right (the “Call Right”) to call the convertible debt by paying to SVB an amount equal to:

i.

125% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised on or before the 18 month anniversary of the date of the Debt Agreement; and

ii.	150% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised after the 18 month anniversary of the date of the Debt Agreement,

in either case together with all accrued and unpaid interest on the principal balance of the convertible debt. If the Call Right is exercised by the Company, SVB will retain certain lookback rights in the event the Company subsequently announces its topline data from its Phase 2 clinical study or the Company enters into an agreement to be acquired in the 12 months following the exercise of the Call Right. The Company has agreed to grant SVB a security interest in all of its assets, excluding its patents and other intellectual property, and the testing and product equipment by way of the loan agreement it entered into on September 10, 2021 as security for its obligations under the Debt Agreement.

The Company was required, on or prior to June 30, 2022, to raise additional net new capital, as defined in the Debt Agreement, in the aggregate amount of $10 million. This net new capital could originate from, but was not restricted to, a variety of sources as outlined in the Debt Agreement and could include up to $5 million in reduced project expenses. On April 20, 2022, the Company closed an Offering for gross proceeds of $14.7 million that satisfied this requirement. On March 10, 2023, SVB failed and its holdings were transferred on March 13 2023 to Silicon Valley Bridge Bank, N.A (“Bridge Bank”) being operated by the US Federal Deposit Insurance Corporation (“FDIC”). On March 15, 2023, the Office of the Superintendent of Financial Institutions (“OSFI”) announced that it had seized permanent control of SVB’s Canadian business (which includes the Company’s current Debt Agreement) which it had previously seized temporarily on March 12, 2023. The Ontario Superior Court of Justice granted a winding up order and have appointed a third party to begin an orderly, court-supervised process to restructure the branch to ensure an orderly transition of SVB’s Canadian branch to Bridge Bank. The Company’s Debt Agreement with SVB remains in good standing as at the date of approval of these consolidated financial statements and is fully drawn.

Transactions with Related Parties

There were no ongoing contractual commitments and transactions with related parties during the years ended December 31, 2022 and 2021, other than those compensation-based payments disclosed in Note 20 - Related Parties of the audited consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year, which, by their nature, are uncertain. Actual outcomes could differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future events. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

Share-based payments are measured at fair value, using the Black-Scholes option pricing model, at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the shares, the expected life of the share-based instrument, and an estimated risk-free interest rate; and

ii)

Financial liabilities carried at fair value through profit or loss (“FVTPL”) are measured at fair value, including the bifurcation components when required, at the recognition or modification date of the instrument. In determining the fair value, the Company makes estimates of expected volatility of the shares and the expected discount on a similar debt instrument, or the market interest rates of non-convertible debentures. When the settlement alternatives for such instruments is contingent on future events, the Company also makes estimates of the probability and timing for such events.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s management made the following critical accounting judgments:

i)

The determination of whether the Company is in the “research” or “development” stage of operations. During the research stage of operations, all expenditures associated with the advancement of the technology are expensed in the period they are incurred;

ii)	The determination of the functional currency of the Company and its subsidiaries; and
iii)	Assessment of the appropriateness of the going concern assertion and events and conditions that indicate a material uncertainty that may cast significant doubt thereon.

Accounting Standards Issued and Adopted

No new standards, amendments to standards, or interpretations to existing standards were adopted during the year ended December 31, 2022 which have had a material impact on the Company’s consolidated financial statements.

Accounting Standards and Amendments Issued but Not Yet Adopted

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2023 that have not been applied in preparing the audited consolidated financial statements. These standards and interpretations are not expected to have a material impact on the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, loans payable and convertible debt.

There were no changes to the Company’s risk exposures or management of risks during the year ended December 31, 2022. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, is with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2022, the Company had cash and cash equivalents of $24,735,934 (December 31,2021 - $20,892,069; January 1, 2021 - $150,126) in addition to short term investments of $nil (December 31,2021 - $9,008,855; January 1, 2021 - $nil) and current liabilities of $4,142,280 (December 31,2021 - $2,267,788; January 1, 2021 – $21,786,568). Management is currently working on certain strategic alternatives including, but not limited to, financing arrangements. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Contractual Obligations	Total	Less than 1 year	1 - 3 years

Convertible Debt(1)	$11,179,188	$ -	$11,179,188
Accounts Payable and Accrued Interest(2)	2,755,444	2,755,444	-
Loans Payable	192,497	107,564	84,933
Lease Liability	168,084	87,696	80,388
Total Contractual Obligations	$14,295,213	$2,950,704	$11,344,509

(1)	Included principal of $10,000,000 and paid in kind interest of $1,179,188.
(2)	Included amounts owing to vendors as well as accrued interest.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. At December 31, 2022, the Company maintains a convertible debt facility totaling $10,000,000 as well as having a loan of USD235,000 of which a principal balance of $192,496 (USD142,127) remains as at December 31, 2022.

The convertible debt accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrues at a rate of 7% per annum, which will be settled at maturity or on conversion. The loan used to purchase equipment during the year ended December 31, 2021 accrues interest at a fixed rate of 5.84%.

As at December 31, 2022, management has determined the effect on the future results of operations due to a change in the current Canadian prime rate. An impact of a 1% change in the Canadian prime rate would impact the amount of interest to be paid over the remaining term of the convertible debt facility by approximately $173,500.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk however, it has purchased US dollars to cover the majority of anticipated costs of the Company’s Phase 2 clinical trial. At December 31, 2022, the Company held cash of USD1,159,926 (December 31, 2021 – USD5,179,699;January 1, 2021 – USD473) had accounts payable of USD1,814,067 (December 31, 2021 – USD623,478;January 1, 2021 – USD839,212) and a loan payable of USD142,127 (December 31, 2021 – USD216,994; January 1, 2021 – USD nil) which were translated to Canadian dollars at 1.3544 (December 31, 2021 – 1.2678; January 1, 2021 – 1,2732). The impact of a 10% change in the exchange rates would have an impact of approximately $107,800 (December 31, 2021 – $550,100; January 1, 2021 – 614,400) on profit or loss. The Company also has cash in Australian dollars and accounts payable in Australian dollars and Euros. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, loans payable and convertible debt. With the exception of convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	December 31, 2022	December 31, 2021	January 1, 2021

Cash and cash equivalents	$24,735,934	$20,892,069	$150,126
Short term investments	$-	$9,008,855	$-
Accounts payable and accrued liabilities	$3,966,449	$2,112,989	$3,366,683
Payable to Auritec Pharmaceuticals Inc.	$-	$-	$5,056,482
Loans payable	$192,497	$275,105	$3,924,698

The following table summarizes information regarding the changes in fair value of liabilities measured at fair value, categorized as Level 3:

	Convertible Notes Payable	Special Warrants	Derivative Warrant Liability	Convertible Debt

Balance as at January 1, 2021	$7,873,577	$1,512,599	$233,916	$-

Amounts issued or drawn	100,000	-	281,558	10,000,000

Interest expense	136,253	-	-	525,454

Interest paid	-	-	-	(110,250)

Change in fair value	1,980,005	877,486	1,182,396	(896,872)

Conversion into common shares	(10,089,835)	(2,390,085)	-	-

Reclassified to reserves	-	-	(1,697,870)	-

Balance as at December 31, 2021	$-	$-	$-	$9,518,332

Interest expense	-	-	-	1,249,006

Interest paid	-	-	-	(396,736)

Change in fair value	-	-	-	1,469,558

Balance as at December 31, 2022	$-	$-	$-	$11,840,160

For the convertible notes payable, special warrants and derivative warrant liability, the key inputs that affected the valuation were: the probability and timing of a Qualified Financing occurring; the Company’s credit spread on a similar instrument; and, for the period prior to the IPO, the share price and share price volatility.

For the convertible debt, the key inputs that affect the ongoing valuation are: the Company’s credit spread on a similar instrument, the share price and the share price volatility.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth under the heading “Risk Factors” in the Shelf Prospectus and the AIF, and as follows.

We have restated our consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on our Common Share price.

In conjunction with the reaudit of the consolidated financial statements by our new auditor, KPMG LLP, the Company has amended and restated its audited consolidated financial statements for the years ended December 31, 2022 and December 31, 2021. A summary of the related adjustments from this reaudit has been outlined in Note 2. The majority of the adjustments relate to the accounting treatment of select financial instruments (notably convertible debt instruments and warrant valuations) and their classification as liabilities versus shareholders equity. The amended and restated consolidated financial statements for the year ended December 31, 2022 should be considered to replace the audited consolidated financial statements previously filed on March 23, 2023.

The restatement of our previously issued financial statements had no effect on the Company’s cash and cash equivalents balance for the Restated Periods.

Outstanding Share Capital

As of the date of this MD&A, the Company had 21,743,145 Common Shares issued and outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of MD&A

Options (1)	3,301,650

2013 Warrants (2)	380,921

Founders Warrants (3)	315,500

Underlying Founders Warrants (4)	315,500

2021 30% Warrants (5)	270,957

2021 10% Warrants (6)	39,846

Class B Shares (7)	562,500

Warrants – Listed EPRX.WT(8)	2,826,274

Warrants – Listed EPRX.WT.A(9)	7,331,550

Compensation Warrants(10)	150,538

Nordic Warrants (11)	39,228

SVB Debt Facility (12)	1,976,654

Total Common Shares Issuable	17,511,118

Notes:

(1)	Represents options outstanding under the Company’s stock option plan, each having an exercise price between $1.90 and $8.00 and expiry dates ranging from March 31, 2025 to March 31, 2032.
(2)

Represents Warrants to acquire up to 380,921 Common Shares at an exercise price of $0.7572 per share, with each such Warrant expiring 120 days after the Warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(3)

Represents Warrants to acquire 315,500 Units, with each Unit consisting of one Common Share and one underlying Warrant (an “Underlying Founder Warrant”) at an exercise price of $0.4984 per Unit, expiring 120 days after the Warrant holder ceases to be a director, officer or consultant of the Company.

(4)	Represents Underlying Founder Warrants to acquire up to 315,500 Common Shares, at an exercise price of $0.75 per share, expiring two years from the date of issuance of the Underlying Founder Warrant.
(5)

Represents Warrants to acquire up to 270,957 Common Shares at an exercise price of $5.5993 per share, being a 30% discount to the per share price of the Common Shares issued and sold in the Offering, with expiry dates ranging from January 4, 2024 to January 8, 2024.

(6)

Represents Warrants to acquire up to 39,846 Common Shares at an exercise price of $7.1991, being a 10% discount to the per share price of the Common Shares issued and sold in the Offering, with an expiry date of January 4, 2024.

(7)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma held by Amanda Malone, the Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026 if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(8)

Each Warrant is exercisable into one Common Share (each, a “Warrant Share”) at an exercise price of $11.20 per Warrant Share at any time prior to 5:00 p.m. (Eastern time) on the date that is five years following the closing of the Offering, subject to adjustment in certain events. The Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than $22.40 for five consecutive trading days.

(9)

Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.00 per Common Share for a period of 48 months following the closing date of the Offering, being April 20, 2022.

(10)

500, 538 Warrants were issued to the agents of the Offering and represents 7% of the Units issued in the Offering including the over-allotment option (the “Compensation Warrants”). Each Compensation Warrant shall entitle the agents to acquire a Common Share at the Offering Price of $2.05 for a period of 48 months following completion of the Offering, being April 20, 2022. During 2022, 200,000 Warrants were exercised with another 150,000 Warrants exercised during early 2023.

(11)

Each Nordic Warrant is exercisable into one Common Share at an exercise price of $11.20 per share at any time prior to 5:00 p.m. (Eastern time) on April 29, 2026, subject to adjustment in certain events. The Nordic Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than $22.40 for five consecutive trading days.

(12)

SVB may elect to convert the principal amount of the convertible debt into Common Shares at a conversion price equal to $5.68 per Common Share. SVB may also elect to convert accrued and unpaid interest, the conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable at the time of conversion.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

As at December 31, 2022, an evaluation of the effectiveness of Eupraxia’s DC&P as defined under the rules adopted by the Canadian securities regulatory authorities was carried out under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Due to the material weaknesses described below, the Corporation determined that it does not have effective DC&P as at December 31, 2022.

Management is also responsible for establishing and maintaining adequate ICFR, which no matter how well designed, has inherent limitations and can provide only reasonably assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of its ICFR as at December 31, 2022 using The Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded because of the material weaknesses described below, ICFR was not effective as at December 31, 2022. ICFR is a process designed by or under the supervision of management and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company identified the following material weakness:

•	Insufficient management review of the classification of liabilities and equity under IAS 32 and the valuation of instruments in accordance with IFRS 13.

As a result of the control weakness identified above, the Company is currently in the process of assessing and remediating the deficiency. Remediation actions include the strengthening of the technical accounting team and engaging an external party to assist in the valuation of certain instruments. The Company expects the full remediation of this deficiency prior to year-end 2023.

Change in ICFR

Other than the material weakness identified above, there were no changes to the Company’s ICFR during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca.